Exhibit 99.1

ELBIT IMAGING ANNOUNCES AN UPDATE REGARDING THE TRANSACTION
FOR THE SALE OF THE PLOT IN CHENNAI, INDIA

Tel Aviv, Israel, February 11, 2019, Elbit Imaging Ltd. (the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press releases dated October 18, 2018, November 7, 2018, December 4, 2018, January 7, 2019 and January 14, 2019, regarding a term sheet between Elbit Plaza India Real Estate Holdings Limited (a subsidiary held by the Company (50%) and Plaza Centers N.V. (50%)) (“EPI”) and a potential buyer (the “Purchaser”) for the sale of a 74.7 acre plot in Chennai, India for a total consideration of approximately Euro 13.2 million, that the Purchaser has defaulted to complete the transaction.

EPI has terminated the Joint Development Agreement and the Term Sheet with the Purchaser.

Accordingly, EPI is considering all legal measures available to it to protect its interest.

The Company will update regarding any new developments.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; and (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:
Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com